UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

40-24B-2

SALES LITERATURE OF REGISTERED
MANAGEMENT INVESTMENT COMPANY

Investment Company Act file number 811-4923

LONGLEAF PARTNERS FUNDS TRUST
(Exact name of registrant as specified in charter)

c/o Southeastern Asset Management, Inc.
6410 Poplar Avenue; Suite 900
Memphis, TN 38119
(Address of principal executive offices) (Zip code)

Registrant’s Telephone Number, Including Area Code - (901) 761-2474

LONGLEAF PARTNERS FUNDS®
Managed by Southeastern Asset Management, Inc.®
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Small-Cap Fund: Holdings, Composition, & Contribution

TOP TEN HOLDINGS

As of 09/30/09		
Fairfax Financial	*property/casualty insurance*	8.9%
tw telecom	*telecom/info service provider*	8.2%
Washington Post	*education & media company*	6.5%
Fair Isaac	*credit scoring software*	6.3%
Pioneer Natural Resources	*oil & gas exploration & production*	6.0%
Dillard's	*department store retailer*	5.3%
Service Corp International	*funeral home/ cemetery operator*	5.1%
Discovery Communications, Inc	*diversified media services and entertainment company*	4.9%
Everest Re	*reinsurance provider*	4.8%
Wendy's /Arby's	*fast food restaurant operator*	4.6%
Total		60.6%

This material should be preceded or accompanied by a Prospectus. Please call 1-800-445-9469 or view Longleaf's website (www.longleafpartners.com) for a current copy of the Prospectus, which should be read carefully before investing to learn about the investment objectives, risks, charges and expenses of the Longleaf Partners Funds. Discussion of particular investments should not be viewed as a recommendation to buy or sell any security.

Partners Fund
International Fund
Small-Cap Fund
Summary
Performance History
NAV History
Distribution History
Holdings, Composition, & Contribution
Quarterly Reports
Fact Sheet
Statement of Additional Information
Risk of Investment
Proxy Voting Record

LONGLEAF PARTNERS FUNDS®
Managed by Southeastern Asset Management, Inc.®
Home
Contact Us
Site Map
Read the Prospectus
FUNDS | YOUR ACCOUNT | FORMS | ABOUT LONGLEAF | NEWSROOM

PARTNERS FUND: HOLDINGS, COMPOSITION, & CONTRIBUTION

TOP TEN HOLDINGS

As of 09/30/2009

Chesapeake Energy	oil & gas exploration & production	9.1%
DIRECTV	satellite broadcaster	9.1%
Dell	information technology supplier	8.1%
Walt Disney	entertainment and broadcasting	5.9%
Liberty Media Interactive	tv, internet, and catalog retail	5.3%
Liberty Media Entertainment	media company that owns DTV shares	5.2%
NipponKoa	Japanese non-life insurance	5.0%
Marriott	hotel franchisor and operator	4.9%
Yum! Brands	franchisor/owner - Taco Bell, KFC, Pizza Hut	4.8%
Cemex	global cement company	4.8%
Total		62.2%

This material should be preceded or accompanied by a Prospectus. Please call 1-800-445-9469 or view Longleaf's website (www.longleafpartners.com) for a current copy of the Prospectus, which should be read carefully before investing to learn about the investment objectives, risks, charges and expenses of the Longleaf Partners Funds. Discussion of particular investments should not be viewed as a recommendation to buy or sell any security.

Partners Fund
Summary
Performance History
NAV History
Distribution History
Holdings, Composition, & Contribution
Quarterly Reports
International Fund
Small-Cap Fund
Fact Sheet
Statement of Additional Information
Risk of Investment
Proxy Voting Record

LONGLEAF PARTNERS FUNDS®
Managed by Southeastern Asset Management, Inc.®
Home
Contact Us
Site Map
Read the Prospectus
FUNDS | YOUR ACCOUNT | FORMS | ABOUT LONGLEAF | NEWSROOM

International Fund: Holdings, Composition, & Contribution

TOP TEN HOLDINGS

As of 09/30/09

Fairfax Financial	*property/casualty insurance*	10.0%
NipponKoa	*Japanese non-life insurance*	8.0%
Genting Berhad	*gaming, leisure, entertainment and hospitality*	7.6%
Cheung Kong	*global ports, real estate, & telecom*	7.4%
ACS Actividades	*construction, infrastructure & energy*	7.0%
Cemex	*global cement company*	5.9%
Accor	*corporate services & hotels*	5.0%
Philips	*electronics, medical, & lighting*	4.9%
Olympus	*imaging company*	4.8%
Dell	*information technology supplier*	4.7%
Total		65.3%

This material should be preceded or accompanied by a Prospectus. Please call 1-800-445-9469 or view Longleaf's website (www.longleafpartners.com) for a current copy of the Prospectus, which should be read carefully before investing to learn about the investment objectives, risks, charges and expenses of the Longleaf Partners Funds. Discussion of particular investments should not be viewed as a recommendation to buy or sell any security.

Partners Fund
International Fund
Summary
Performance History
NAV History
Distribution History
Holdings, Composition, & Contribution
Quarterly Reports
Small-Cap Fund
Fact Sheet
Statement of Additional Information
Risk of Investment
Proxy Voting Record